UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE

						November 12, 2004

via U.S. mail

Mr. Gregory N. Bakeman
Chief Financial Officer
McKenzie Bay International Ltd.
975 Spaulding Ave. SE
Grand Rapids, Michigan 49546


      Re:  	McKenzie Bay International Ltd.
		Form SB-2 filed October 4, 2004, as amended November 10,
2004
		File No. 333-119493

Dear Mr. Bakeman:

      We have reviewed your filing and have the following comments.
We limited our review of your filing to the plan of distribution, the pricing of the offering and issues related to the selling shareholders, as identified in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Risk Factors
1. Use bold type or other means to make your captions easily identifiable.
2. If accurate, state explicitly in an appropriate risk factor and its caption that you do not currently have sufficient funds to pay for required audit work.

Use of Proceeds
3. Clearly identify the principal intended uses of the proceeds. For example, quantify the amount you intend to use to pay your auditors.
With regard to your auditors, confirm to us that in the future you will use a United States office to audit your financial statements.
The Standby Equity Distribution Agreement
4. As discussed with counsel by telephone this afternoon, ensure that your cover page clearly identifies any limitations on the commitment of Cornell Capital Partners or others to purchase the identified shares. We note in that regard the new disclosure in the third paragraph of this section. This information should appear immediately following the first sentence of the third paragraph on the cover page, where you disclose that CCP has agreed to purchase up to $15 million in shares of your common stock.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      If you have questions regarding these comments or other disclosure questions, please contact Carrie Darling at (202) 942-
2972, or in her absence, you may contact Timothy Levenberg, Special
Counsel, at (202) 942-1896.


								Sincerely,



								H. Roger Schwall
								Assistant Director






cc:	via facsimile
	Jonathan Reisman, Esq.
	(928) 569-8195



      Carrie Darling
      Timothy Levenberg
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McKenzie Bay International Ltd.
November 12, 2004
page 2